Exhibit 99.1

Locafy Announces Brand Boost Launch

PERTH, Australia – October 4, 2022 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or “the Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, announced today that it has officially launched Brand Boost, an e-commerce SEO marketing tool that increases brand visibility and drives online product sales for Locafy clients.

Brand Boost is an e-commerce focused search engine marketing tool powered by Locafy that creates national SEO campaigns for brands and products. As Locafy’s first proprietary solution focused on e-commerce marketing, Brand Boost pairs Locafy’s robust backend infrastructure with automated programming to enhance clients’ online commerce revenue growth.

For each campaign, Brand Boost identifies specific audiences and targets them with optimized e-commerce landing pages. These pages help to accurately showcase products through individualized content, including product overview and customer review videos, that increases visitors’ conversion potential and reduces customer acquisition costs. As no internal developers are required to implement or maintain Brand Boost, users can quickly sell through their existing e-commerce operations and see results within weeks.

Over the past seven years, Jimmy Kelley Digital (JKD) founder Jimmy Kelley has successfully trialed a prototype version of Brand Boost with both U.S. and Australian clients. According to the campaign results of several dozen recognized brands and products across multiple marketplaces, clients typically achieved between 20%-60% in monthly product sale increases by using Brand Boost.

As highlighted in the Company’s recent press release dated Sept. 6, 2022, the prototype Brand Boost technology was recently acquired by Locafy with the acquisition of JKD, and has since been incorporated into the Locafy technology stack. With the acquisition complete and the transition of JKD’s paying client base to Locafy, the Company is seeking to expand Brand Boost’s reach moving forward.

“Brand Boost is an important addition to our technology suite as we strive to expand our offering for Locafy clients,” said Locafy CEO Gavin Burnett. “Among our partners, those based in e-commerce consistently respond well to successful search engine marketing strategies. Across both popular e-commerce marketplaces as well as branded web store pages on which Locafy clients’ products are sold, we are confident that Brand Boost will assist in driving increased product sales. We remain committed to providing useful software that optimizes local search for our clients, and are encouraged by the opportunity to continue expanding our range of e-commerce marketing capabilities in the months ahead.”

For more information about Brand Boost and Locafy, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com